August 23, 2013

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 23, 2013
Filed April 24, 2013
File No. 001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on August 7, 2013, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for the Fiscal Year Ended February 23, 2013

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 47

Impairment of Long-Lived Assets, page 50

1.	We note your response to comment 4 in our letter dated June 26, 2013. You state your accounting policy is to conduct long-lived asset recoverability evaluations at the geographic market level for your Retail Food and Save-A-Lot operations due to the interdependency of cash flows and revenues of other assets in the same geographic region. You also state that you determined it would be more appropriate to evaluate long-lived assets for impairment at the store level for certain geographic markets within these two reportable segments due to the closure of loss-making stores within that market. Accordingly, it appears you believe the cash flows and revenues of the assets within certain geographic regions are not interdependent from one another, which conflicts with your accounting policy for other geographic markets. Please answer the following questions with respect to the Retail Food and Save-A-Lot segments:

•

With regard to the impairments recognized in fiscal year 2013 related to individual stores of geographic market asset groups, please clarify for us how you allocated the impairment loss; that is, to the individual stores or the asset group or to the individual stores with the excess allocated to the asset group.

Company Response

For purposes of responding to each of the Staff’s comments, we wish to clarify that the Company’s asset grouping approach to subsequent measurements of long-lived assets is an accounting estimate (as distinguished from an accounting policy).

Subsequent measurements of long-lived assets require management to apply the requirements of ASC 360-10-35-23 to group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Significant judgments exist in evaluating the lowest level for which identifiable cash flows are largely independent of cash flows of other assets within the impairment analysis. The Company’s determinations of asset groups may include the consideration of factors such as management’s strategy within different geographic areas to maintain and expand market share, the continued operation of underperforming stores to support other higher performing stores within geographic regions to defend the market from competitors and leveraging capabilities of the stores within geographic market regions.

The Company believes that the application of such asset group judgments may result in different asset groupings (e.g., geographic markets or individual stores). Accordingly, the Company believes it is appropriate to evaluate impairments at the geographic market or individual store level dependent on the asset grouping conclusion.

During fiscal 2013, the Company undertook reviews of its geographic market asset groups based on events occurring during the year including the proposed store closures, and changes in management strategies for geographic markets that continued to show higher indicators of economic decline, leadership and the intended use of certain store assets within its geographic market asset groups. Based on these reviews, management concluded that the Company no longer intended to defend certain geographic markets from competitors by maintaining loss making stores in those geographic markets. As a result, management determined that it was no longer appropriate to group store-level assets within these geographic market asset groups, as those stores were not interdependent of the cash flows of the stores in the geographic market.

The Company disaggregated these geographic market asset groups, resulting in a change in the long-lived recoverability measurement from asset grouping at the geographic market level to an asset grouping at the individual store level. The Company determined that the disaggregation of the geographic market asset groups was a triggering event to review the individual store-level assets for impairment. The Company conducted impairment reviews at the individual store level and recorded all of the related impairments at the individual store level.

•

Please tell us if the identifiable cash flows of stores within the certain geographic markets you have evaluated on a single store basis are no longer and will no longer be interdependent of the other stores operating in the same region.

Company Response

Individual stores that were formerly grouped in geographic markets are no longer considered to have interdependent cash flows with other stores in the geographic market area as it existed prior to the disaggregation. The Company does not anticipate that these stores will become grouped together with other stores operating in the same geographic market in the future.

The Company will continue to review its long-lived asset groupings on an annual basis, or more often if circumstances indicate a change may have occurred that impacts the level for which largely independent identifiable cash flows exist. Future changes to the Company’s geographic market groups would be based on management’s estimate of the lowest level of identifiable cash flows that are largely independent of the cash flows for these stores relative to other stores within the geographic market areas under ASC 360-10-35-23. Accordingly, the Company will disclose any future changes to the composition of the Company’s long-lived asset groupings.

•

Please explain why it is appropriate to apply different long-lived asset recovery evaluation accounting policies to similar assets by utilizing a group of stores basis for some geographic areas and a single store basis for others.

Company Response

As discussed above, subsequent measurements of long-lived assets require management to apply the requirements of ASC 360-10-35-23 to group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Significant judgments are required to determine the lowest level of largely independent cash flows.

The Company believes long-lived asset groups may exist at different levels depending upon the determination of the level for which identifiable cash flows are considered largely independent. The Company believes that such asset group determinations may result in different asset groupings (e.g., geographic markets or individual stores) and include consideration of factors such as management’s strategy within different geographic areas to maintain and expand market share, the continued operation of underperforming stores to support other higher performing stores within geographic regions to defend the market from competitors and leveraging capabilities of the stores within geographic market regions where making those judgments. Accordingly, the Company believes it is appropriate to evaluate impairments at the geographic market or individual store level dependent on the asset grouping conclusion.

Certain events may indicate a need to reassess the composition of an asset group, including the closure of loss-making stores within an asset group or changes in the strategic management of an asset group. As described above, several events during fiscal 2013 resulted in a review of certain geographic market groups and the Company determined that the disaggregation of certain geographic market groups was required. The Company considers disaggregation as an example of a triggering event requiring the reassessment of an asset group. Such changes to an asset group reflect a change in estimate, not a change in accounting policy.

Since the composition of the Company’s long-lived asset groups requires the Company to employ significant judgments regarding the lowest level of largely independent identifiable cash flows, the Company’s evaluation of the recoverability of long-lived assets may utilize different asset groupings based on management’s judgments on the extent of independence of the identifiable cash flows.

•

Please tell us why you believe your modification of the grouping of assets is preferable under U.S. GAAP to the allocation of the impairment loss to assets within a group as prescribed by ASC 360-10-35-28, assuming an impairment would have been recognized at the geographic market asset group level.

Company Response

As noted in the Company’s responses above, the measurement of long-lived assets for impairment requires the use of significant judgments to determine the appropriate grouping of assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other stores operating within the same geographic market area. When there are significant changes in facts or circumstances, which may impact identifiable cash flows that are independent of other assets, the Company should reconsider the composition of the applicable asset groupings. The Company considers changes to the composition of asset groupings due to changes in facts and circumstances a change in estimate. This approach is consistent with the Company’s auditor’s long-standing interpretation of ASC 360-10 that changes in groupings that result from changes in facts and circumstances are changes in estimates, and that an entity should consider whether changes in asset groups is indicative of a potential impairment triggering event.

The Company changed the underlying recoverability measurements of certain asset groups due to a change in the estimated extent of identifiable cash flow dependency. The Company did not modify its accounting policy for measurement of impairment on its long-lived assets. Accordingly, the Company has not obtained a preferability letter from the Company’s auditor. The Company will disclose future changes in estimates attributable to changes in the composition of its asset groups, if material.

During fiscal 2013, the application of the Company’s evaluation approach required the modification of certain asset groups based upon changes in circumstances within the respective geographic markets, as previously described above. Upon disaggregation of these asset groups, the Company determined a triggering event had occurred and an impairment review was conducted at the store level. The Company recorded an impairment loss at the individual store level for the difference between the fair value and the carrying value of these assets.

Should an impairment occur within an asset group measured at the geographic market level, the Company would apply the impairment recognition requirements of ASC 360-10-35-28 allocating the loss to the long-lived assets of the group on a pro-rata basis, however, such allocations would not reduce the carrying amount of that asset below its fair value.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4623 or Stuart McFarland at 952-828-4569.

Sincerely,

/s/ Karla C. Robertson
Karla C. Robertson
Executive Vice President, General Counsel and Corporate Secretary

cc:	Sam Duncan, Chief Executive Officer and President

Bruce H. Besanko, Executive Vice President and Chief Financial Officer

David W. Johnson, Vice President, Controller

Stuart D. McFarland, Senior Attorney, Business Law

Irwin S. Cohen, Chairman of the Audit Committee

Gary L. Tygesson, Dorsey & Whitney LLP

John W. Atkinson, KPMG LLP